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                         VOLUME SERVICES AMERICA, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                     1998     1999     2000     2001     2002
                                                    ------   ------   ------   ------   ------
                                                                  (IN THOUSANDS)
Income (loss) from continuing operations before
  income taxes, extraordinary item and cumulative
  effect of change in accounting principle........  (2,220)  (6,068)  (5,507)  (4,032)   4,309
Add Fixed Charges:
  Interest Expense (excluding capitalized)........  10,771   21,554   25,066   21,998   19,311
  Amortization of loan costs......................     551    1,475    1,511    1,431    1,431
  Interest factor in rents........................     338      643      878      812      865
Total earnings as defined.........................   9,440   17,604   21,948   20,209   25,916
Fixed Charges:
  Interest Expense................................  10,771   21,554   25,066   21,998   19,311
  Amortization of loan rents......................     551    1,475    1,511    1,431    1,431
  Interest factor in rents........................     338      643      878      812      865
Total Fixed Charges...............................  11,660   23,672   27,455   24,241   21,607
Ratio of Earnings to Fixed Charges................      --       --       --       --     1.20
Deficiency in the Coverage of Fixed Charges.......  (2,220)  (6,068)  (5,507)  (4,032)      --

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